Charnwood Building

Holywell Park

Loughborough

Leicestershire

LE11 3AQ

United Kingdom

Tel: 01509 222 910

Fax: 01509 222 911

July 11, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Amanda Ravitz, Assistant Director

 Re:

Nemaura Medical Inc.

Third Amendment to Registration Statement on Form S-1

File No. 333-194857

Filed July 11, 2014

Below are Nemaura Medical Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated June 30, 2014.  On July 11, 2014, we transmitted via EDGAR the Company’s Third Amendment to Registration Statement on Form S-1.

Prospectus Summary, page 4.

1.

Please update the disclosure on the prospectus cover page that management has not made a decision to seek quotation on the OTCBB at this time in view of your disclosure in the first paragraph on page 33 that you filed an application with FINRA for a trading symbol on the OTCBB.

We have revised the disclosure on the prospectus cover page as follows:

“Management has elected to file a registration statement with the United States Securities and Exchange Commission, of which this prospectus forms a part, and has decided that it will seek quotation on the OTCBB;  however, at this time, management has not undertaken the steps  necessary to seek quotation.”

We have also revised the disclosure on page [36] as follows:

“The Board elected to file a registration statement with the United States Securities and Exchange Commission and intends to file a Form 211 Application with FINRA (Financial Industry Regulatory Authority) for a trading symbol on the OTCBB in the future.”

2.

We note your response to prior comment 1. However, it does not appear that you revised the disclosure in response to the first sentence of that comment. Therefore, please revise your disclosure to clarify whether you have clearance from the relevant regulatory bodies to commence human or other trials as we requested in prior comment 1.

We have revised our disclosure as follows:

“As of the date of this prospectus, we have not received regulatory approval to commence human or other trials.  At this time, we are not seeking FDA approval and we are not seeking to conduct clinical studies or to market the CGM Watch in the United States.”

3.

We note your response to prior comment 2. Please tell us why the key material points that you must complete before selling your product commercially mentioned in the bullet points on page 4 before the table of milestones on page 5 are different than the steps you plan to take to implement your strategy mentioned in the bullet points on pages 25-26 before the same table of milestones on page 26.

We believe that there is some confusion between the first bullet points presented on page 5 (formerly page 4) (referencing the table of milestones on page 6 (formerly page 5) and the bullet points and table of milestones referenced on pages 27-28 (formerly 25-26).

The bullet points and table of milestones referenced on pages 5 and 6 address those items that needed to be completed prior to market launch. Similarly the product development timeline under the section “Product Development,” sets forth those items that need to be completed prior to market launch.  The bullet points on page 27 reference our key commercial strategies once we have regulatory approval and focus on a broader business strategy.

We have revised the disclosure in the prospectus summary relating to the key pre-launch points as follows:

“Prior to selling our product commercially (product launch) we must complete key material points:

•

Completion of technical dossier documenting the entire design process including the industrial design, electronic design and software design;

•

Submission for ethics approval;

•

Completion of human clinical studies in Type I and Type II diabetic patients against a defined clinical protocol, the outcome of which must support the claims for the device;

•

CE approval in Europe and subsequent regulatory approvals in other territories; and

•

Prepare the patch (the patch is the sensor housing containing the sensor and has skin adhesive to stick the sensor/patch to the skin) and preparation of the device (the watch portion containing the electronics and software) for manufacturing for commercial sales. The patches (containing the sensors) and the device have been manufactured in small batches sufficient for clinical studies and laboratory testing. The ramp up of the processes will be undertaken to mass-produce the sensors and patches and the devices in a scale that allows large volume batches to be produced cost effectively. This is necessary to ensure that the manufacturing costs of our products are minimized in order to effectively meet market demands.

Once we have completed these key material points our product development timelines and our estimated costs for each milestone are as follows:

Milestone	Target Start Date	Target Completion Date	Estimated Cost (USD)
Submission for ethics approval for clinical testing - complete technical dossier (including electrical safety test, industrial design, electronic design and software) - submission for ethics approval in the UK. - submission for ethics approval in the United Arab Emirates.	preparation ongoing	July 31 2014	$336,000
Submission for first CE approval (with literature based clinical evaluation)	preparation ongoing	October 31, 2014	$84,000
Completion of clinical studies in Type I and Type II diabetic subjects to define final device claims and for submission for CE mark approval with final device claims.	October 31, 2014	March 31, 2015	$5,040,000
File algorithm patent in all major global territories	September 1, 2014	September 30, 2014	$67,200
Scale up commercial sensor/patch manufacturing	October 31, 2014	March 31, 2015	$2,520,000
Scale up device (watch) manufacturing	October 31, 2014	March 31, 2015	$840,000
Develop sales/marketing team for Europe (excluding the United Kingdom)	January 1, 2015	May 30, 2015	to be determined
Expand indications for the CGM (up to proof of concept in a laboratory setting) - lactate monitoring - drug monitoring	April 1, 2015	September 30, 2015	to be determined
Acquisition and licensing of complementary technologies to be identified in the future	ongoing	ongoing	to be determined

*  The Target Completion Date has been arbitrarily determined by management based on prior experience in the industry.

We have revised the introductory paragraph and the bullets starting on page 29 under the section entitled, “Our Business Strategy” as follows.

“We are a development stage company as defined by the Financial Accounting Standards Board (FASB) ASC No. 915.  Since inception we have devoted substantially all of our efforts establishing a new business and while operations have commenced we have generated no revenue from our limited operations.  We intend to lead in the discovery, development and commercialization of innovative and targeted diagnostic medical devices that improve disease monitoring, management and overall patient care. We plan to take the following steps to implement our broad business strategy.  Our key commercial strategies post-approval will be as follows:

•

Develop our own specialty sales and marketing teams to market the CGM Watch in the European Union. We intend to develop specialty sales teams and/or enter into licensing agreements with established marketing companies for production and distribution of our product in the European Economic Area. This will exclude the UK where we have already signed an exclusive Marketing Rights Agreement with  Dallas Burston Pharma (Jersey) Ltd.

•

Expand the indications for which the CGM Watch may be used. We believe that the CGM Watch may offer other significant benefits other than those found in the non-acute setting for the monitoring of other diseases. This includes monitoring of lactic acid for performance athletics, and the monitoring of drugs. Initial proof of concept will be completed in laboratory settings followed by a clinical program.

•

   Expand our product pipeline through our proprietary platform technologies, acquisitions and strategic licensing arrangements. We intend to leverage our proprietary platform technologies to grow our portfolio of product candidates for the diagnosis of diabetes and other diseases. In addition we intend to license our product and acquire products and technologies that are consistent with our research and development and business focus and strategies.

The table below provides our best estimate of the costs associated with the various steps in our broad business strategy summarized above under Our Business Strategy.  We believe these costs are reasonable estimates based on the experience of our Board of Directors.  These amounts may change as it is not possible to predict precise amounts for the future.

Milestone	Target Start Date	Target Completion Date	Estimated Cost (USD)
Submission for ethics approval for clinical testing - complete technical dossier (including electrical safety test, industrial design, electronic design and software) - submission for ethics approval in the UK. - submission for ethics approval in the United Arab Emirates.	preparation ongoing	July 31 2014	$336,000
Submission for first CE approval (with literature based clinical evaluation)	preparation ongoing	October 31, 2014	$84,000
Completion of clinical studies in Type I and Type II diabetic subjects to define final device claims and for submission for CE mark approval with final device claims.	October 31, 2014	March 31, 2015	$5,040,000
File algorithm patent in all major global territories	September 1, 2014	September 30, 2014	$67,200
Scale up commercial sensor/patch manufacturing	October 31, 2014	March 31, 2015	$2,520,000
Scale up device (watch) manufacturing	October 31, 2014	March 31, 2015	$840,000
Develop sales/marketing team for Europe (excluding the United Kingdom)	January 1, 2015	May 30, 2015	to be determined
Expand indications for the CGM (up to proof of concept in a laboratory setting) - lactate monitoring - drug monitoring	April 1, 2015	September 30, 2015	to be determined
Acquisition and licensing of complementary technologies to be identified in the future	ongoing	ongoing	to be determined

Determination of the Offering Price, page 18.

4.

We note your response to prior comment 3. Please revise your disclosure in the above mentioned bullet points on pages 4, 25 and 26 to clarify for investors how the steps are related to milestones in the table. For example, it is unclear from your disclosure which milestones on page 26 include the step mentioned in the bullet point on page 26 for you to develop your own specialty sales and marketing teams to market the watch in the United Kingdom and the European Union.

Please see the detailed revisions supplied in response to comment 3 above.

5.

Please revise the disclosure in the last bullet point on page 4 to explain what you mean when you refer to “Scale up of patch and device manufacture for commercial supplies.”

Please refer to the detailed revision to the disclosure provided in the response to comment 3 above.

6.

We note your response to prior comment 5. Since the target completion date for the first milestone in the tables on pages 5 and 26 is now two months later than the target completion date for that milestone mentioned on page 26 of your Form S-1 filed on March 28, 2014, ensure that you have updated the disclosure of the target completion dates for the remaining seven milestones mentioned in the tables. In this regard, we note that the target completion dates of the remaining milestones have not changed from your disclosure in your Form S-1 filed on March 28, 2014.

Please see the detailed revisions supplied in response to comment 3 above.  Appropriate revisions have been made to update the milestone dates.

Determination of the Offering Price, page 18.

7.

We note your response to prior comment 4. However, it appears that you deleted the disclosure in this section that your offering price of $.10 was based on the last price per share sold in a private offering of $.02 per share. Please expand the disclosure in this section to disclose the material factors considered in determining the offering price.

We inadvertently deleted the disclosure. The disclosure has been revised as follows:

“DETERMINATION OF THE OFFERING PRICE”

“Our Common Stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. As a result, the selling stockholders may only sell the shares at the fixed price of $0.10 per share.  If our shares become quoted on the Over-The-Counter Bulletin Board, or are registered on a national securities exchange, the selling stockholders may sell all or a portion of their shares in the over-the-counter market at market prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices.

The determination of the offering price was performed by management.  Factors included in the determination of the offering price were both current and projected market information.  Since our stock is not trading on any national securities exchange and is not quoted on any over-the-counter market, use of current trading prices was not possible.  Our recent private placement price of $.02 per share was used for our current market information.  By looking at companies similarly situated in our industry with similar levels of risk that are trading on a national securities exchange or is quoted on any over-the-counter market management believes that the offering price is reasonable based on the trading price of stocks in our industry.”

Description of Business, page 24.

8.

Please update the disclosure in this section to briefly describe the letter of intent with the third party mentioned in Note 4 on page F-10, such as identify the third party and disclose the nature of the letter of intent.

We are requesting confidential treatment of portions of the letter of intent.  We have revised our disclosure to state the following:

“An Exclusive Marketing Rights agreement for the UK and Republic of Ireland was signed on March 31, 2014 with Dallas Burston Pharma,  a Jersey (Channel Island) based company who has pharmaceutical product marketing operations in the UK and has demonstrated a very successful model for the marketing of prescription medical products direct to general practitioners. We received a non-refundable upfront payment of $1.67 million  in return for providing the marketing company with the exclusive right to sell the CGM Watch in the UK and Republic of Ireland, both direct to consumer and through prescriptions by general practitioners. Subsequently, on April 4, 2014, a Letter of Intent was entered into outlining the basic terms of the cost at which the patches and watch will be supplied and minimum order quantities in the first two (2) years. The key terms of the Exclusive Marketing Rights Agreement and the Letter of Intent will be finalized and included in a Commercial Agreement that will be signed upon successful CE approval of the CGM Watch.  The term of the exclusive marketing rights is expected to be ten years, renewable annually for a fee.”

9.

Please update the disclosure in this section to discuss the material terms of your March 2014 marketing rights agreement mentioned in Note 4 on page F-10. For example, identify the third party, disclose the duration of the agreement and disclose your material performance obligations under the agreement.

Please refer to the response to comment 8 above.  We believe the appropriate material terms are disclosed.

Competitor Data, page 29.

10.

It is unclear how the chart under this heading provides information that is useful in assessing your potential competition, since it refers to FDA cleared devices, where you do not plan to seek FDA approval, but has no information about devices with CE marks. In addition, the medical jargon regarding accuracy is not likely to be understood by an average investor and it is difficult to understand what is meant by the column marked “10 hours.” Finally, it is not clear why photographs of the products, and/or product users, will assist an investor in understanding your competitive position. Please revise or advise.

We have revised the competitor table as follows:

Competitor Data

Feature	Abbott FreeStyle Navigator	MiniMed Paradigm® REAL-Time System	MiniMed Guardian® REAL-Time System	DexCom™ SEVEN® PLUS
Availability	Across the EU	Across the EU	United States Only	Across the EU
CE approval	June 6, 2007	CE marked in 2012	Non CE approved as of June 2014	CE marked in 2009
Communicates with an insulin pump	No	Yes	No	No
Accuracy*	98% readings are clinically significant i.e. are accurate	98% readings are clinically significant i.e. are accurate	98% readings are clinically significant i.e. are accurate	98% readings are clinically significant i.e. are accurate
Skin-intrusive	yes – sensor inserted inside the skin	yes – sensor inserted inside the skin	yes – sensor inserted inside the skin	yes – sensor inserted inside the skin
Start-up Initialization Time	2 hours	2 hours	2 hours	2 hours
Calibration	Calibrate at 10, 12, 24 and 72 hours	First calibration is 2 hours after insertion. Second calibration within next 6 hours after first, then every 12 hours.	First calibration is 2 hours after insertion. Second calibration within next 6 hours after first, then every 12 hours.	Calibrate every 12 hours, first calibration must have 2 done within 30 minutes of each other.
Displays glucose numbers	Every 1 minute	Every 5 minutes	Every 5 minutes	Every 5 minutes
Computer Software	Freestyle CoPilot	Carelink™ Personal Software	Carelink™ Personal Software	DexCom Data Manager® 3 Software
Warranty	2 year warranty for receiver, 1 year warranty for transmitter	6 months on transmitter, 4 years on insulin pump	9 months on transmitter, 1 year on monitor	1 year warranty for receiver and transmitter
Regulatory Approvals	FDA and CE	FDA and CE	FDA	FDA and CE

* The (Clarke) Error Grid is a method for quantifying the clinical accuracy of the blood glucose reading by taking the patients’ blood glucose reading measured using a standard finger prick test and comparing it with the reading provided by a glucose meter or other device; The closer the reading of the device with the finger-prick blood glucose value, the higher the accuracy of the device. The % accuracy quoted here is the % of the readings in the Clark Error Grid that are in zones A & B (i.e., in the clinically significant zone.).

Intellectual Property, page 29.

11.

We note the disclosure in this section that Nemaura has obtained the licenses to its patents and patent applications. Please clarify whether you have obtained the licenses from Nemaura Pharma. Also, please disclose the material terms of the agreements that you entered into in order to acquire the licenses and file, if material, the agreements as exhibits.

We have revised the disclosure as set forth below.  In addition, the assignment agreements for the patents have been filed as exhibits.

On May 8, 2014, NDM Technologies Limited assigned the UK patent application 1208950.4 and International (PCT) patent application PCT/GB2013/051322 entitled “Cumulative Measurement of an Analyte” to DDL for nominal consideration.  In addition, on May 8, 2014 Nemaura Pharma Limited, assigned the family of patents relating to the patents and patent applications entitled “Patches for Reverse Iontophoresis” to DDL for nominal consideration.

On June 21, 2012, a series of patents titled ‘Method for non-invasively determining the relative levels of two analytes’ were licensed from the University of Bath, UK, by Nemaura Pharma for the purposes of being used with the CGM Watch.  On July 9, 2014 this patent and Know-how license agreement between the University of Bath and Nemaura Pharma Limited was assigned to DDL, without incurring any assignment fees.

These patent and license assignments cover all of the Company’s lead technologies and include additional indications outside the field of diagnostic medical devices for diabetes.  The Company intends to take the lead in the preservation and/or prosecution of these patents and patent applications going forward as required.

The table provided for our patents has been revised as follows:

Patents
EU 977280.6, CA 276331 US 13/002,012 HK 111094217.7 CH 200980130090-3 JP 2011-51599 IN 218-KOLNP/2011 AU 200965416 BR PI0915238-4

Patches for Reverse Iontophoresis*.  This family of patents sets out methods and apparatus for extracting glucose from the skin of the human in a non-invasive manner, without drawing blood and without the use of needles. The glucose is drawn out of the skin by applying a mild current to the skin which causes the glucose to exit via the pores in the skin and accumulate on to a patch that is adhered to the skin. The glucose levels on the patch are then measured using sensors.

Date first filed: 30th June 2008, Expires 29th June 2028

Patents Granted in EU, China and Hong Kong.

UK 1208950.4 PCT/GB2013/051322

Cumulative Measurement of an Analyte. This patent provides a formula for calculating the amount of glucose extracted over a defined period of time by deducting the difference between two readings to allow rapid sensing without needing to deplete the analyte being measured. The patent has reached PCT stage and International filings will be made in September 2014.

Date first filed: 21st May 2012, Expires 20th May 2032

Patents not yet granted in any territory.

WO 03/000340 US 7,555,337 CA 2,450,965 US 7,693,573

Method for non-invasively determining the relative level of two substances present in a biological system.  This patent uses the ratio of sodium that is present in the blood at near constant levels against other analytes such as glucose that are present in the blood at fluctuating concentrations, to calibrate the measured glucose levels without needing to take routine finger prick blood glucose measurements.

Date first filed: 22nd June 2001,Expires 21st June 2021

All patents granted.

*  In reverse Iontophoresis two electrodes, small thin metal discs are positioned on the skin with a small gap of a few centimeters between the two electrodes. A small battery like that used in some watches is then attached to the electrodes, and when connected a small charge/current flows just below the skin that is in the region between the electrodes. As a result of this molecules such as glucose that are present just below the skin get pulled out of the skin with the flow of the charge/current to one of the electrodes.  A sensor present at that electrode measures the amount of glucose that has been pulled out of the skin with the flow of the charge/current. This is quantified and correlated with the blood glucose using a mathematical formula.

Government Regulation, page 30.

12.

We note your response to prior comment 7 that you deleted any reference to approval from the FDA. However, you still disclose in a bullet point on page 26 that you may seek regulatory approval in the United States to support your licensing capabilities. Please delete the reference on page 26 to seeking approval in the United States.

We have revised our disclosure to state the following:

“At this time, we are not seeking FDA approval and we are not seeking to conduct clinical studies or to market the CGM Watch in the United States.”

13.

In light of your new disclosure on page 5 that your target completion dates are based upon “prior experience in the industry” it appears that you require significant additional details here about the CE mark approval process so that an average investor can understand better the usual approval process, including average approval times and clinical trial requirements, as well as possible factors that could cause delay.

We have revised our disclosure to include extensive discussion and details regarding the CE mark approval process as follows:

“The CE approval is the process of achieving a mandatory conformity marking for the CGM Watch to allow it to be legally sold in the European Union. It is a manufacturers’ declaration that the product meets the requirements of the applicable European laws. The process for the CGM Watch CE submission and approval will involve the following:

1.  The device is classified depending on certain categories described by the European Directive with Class I products being low risk (e.g band aid plasters), through Class III devices being the highest risk. The classes are Class I, IIa, IIb and III. Risk is based upon the potential harm to the patient should a problem arise with a product or its use. The CGM device is classed as a IIa device.

2.  A ‘technical file’ containing all of the information required to demonstrate that the product meets the essential requirements of the European directive will be prepared.  This includes information relating to performance and safety of the device such as product specifications, labeling, instructions for use, risk analysis and specific test information/clinical evidence relating to the product that support the claims being made for the product.

3.  Clinical evidence included in the technical file will demonstrate that the device is safe and meets defined performance requirements. This clinical evidence can be in the form of literature data where substantial published data exists that utilizes the same technique for glucose extraction and measurement (albeit in a different device format), or data from actual clinical studies performed using the CGM Watch. The first CE mark submission will be based on literature evaluation of 3rd party published clinical data available in the public domain. The final CE mark submission with final claims will be based on literature evaluation and actual clinical data from human clinical studies performed using the CGM Watch. The clinical data will be generated to show that the CGM device can trend blood glucose levels in a human subject by taking measurements up to 4 times per hour. The clinical trial data must demonstrate the CGM Watch blood glucose trend can be used to supplement normal finger prick measurements.

4.  The technical file will be assessed by an independent inspector (the Notified Body), regulated by the competent authority, (Medicines and Healthcare products Regulatory Agency, MHRA in the United Kingdom). The Notified Body (an organization in the European Union that has been accredited by a member state to determine whether a medical device complies with the European medical device directives), will then notify The European Commission on Public Health (the “ECPH”) of the approval and a certificate will be issued to the company by the notified body and we will then be able to apply the CE mark to the device, and legally offer the product for sale in the European Economic Area (EEA).

5. The review of the technical file typically takes a matter of days although the lead time can be 6-8 weeks depending upon the notified body, and approval is usually attained within 3 months of submission

6.Generating the information required to complete the technical file takes the most time and this information is collated throughout the product development cycle. Delays arise where the company has not consulted its Notified Body prior to technical file review and elements may require further detail before the Notified Body can confirm that the device meets the essential requirements. This could delay an approval process by several weeks or in more drastic cases by several months depending on the time taken to provide any additional information requested by the Notified Body. Nemaura has been in regular communication with the Notified Body throughout the development of the CGM Watch, and continues to do so for the forthcoming CE submissions.

Management’s Discussion and Analysis, page 32.

Results of Operations, page 34.

14.

Please expand your discussion to briefly describe the arrangements with Pharma and NDM and the impact these arrangements have had and will have on operations and liquidity.

We have added significant disclosure to clarify this relationship and the impact on our operations and liquidity.

“Affiliated Company Relationships

Nemaura Pharma Ltd. (“Pharma”) was incorporated in November 2005. For several years, all technology development and related transactions were incurred by Pharma.   As new technology platforms were invented and developed, additional companies were set up to contain these new technology platforms to aid in the process of raising further investments to progress the development of these subsequent technologies. However, due to the small size of the operations, low number of employees and laboratory and office space required, only one payroll was maintained initially.  Invoices were posted in Pharma and recharges were made as required. Recharges have included a proportion of the overhead allocated based on management’s assessment. Management believes that the allocation methodologies are reasonable and that the costs allocated are not materially different from what they would have been had Pharma been an affiliated entity.

The additional companies which were incorporated were the following:

•

Dermal Diagnostics Limited, incorporated on January 20, 2009 was registered to hold the technology relating to the continuous glucose monitoring device and to raise funds for its development.

•

NDM Technologies Limited (“NDM”), incorporated February 19, 2010 was created to hold any new intellectual property developed by Pharma. All intellectual property that was registered to NDM was assigned to DDL.

•

Trial Clinic Limited, incorporated January 12, 2011 was created to manage clinical trials. This is an independent company that does not have a common shareholder base with Nemaura Pharma Limited.  Dr. D. F. Chowdhury ws not a shareholder of Trial Clinic Limited, prior to the acquisition of TCL by DDHL,but is a member of the board of directors of Trial Clinic Limited.

Dr. D. F Chowdhury and Mr. Bashir Timol are officers of Pharma.  However, Pharma is undergoing a management restructuring and a new management team will be in place by the end of 2014. The current management at DDL, including Dr. D. F. Chowdhury will allocate 15% of their time to oversee the current operations at Pharma and the implementation of the new management team and to provide ongoing support in an advisory role. The current laboratory facility will be split between Pharma and DDL, so each will have its own lease agreement and its own independent operating space and facility and equipment.  This activity will not lead to any significant expenditure as the facility and equipment already exist and will be merely physically partitioned.  Pharma is a drug delivery company, which means that its activities are entirely related to the delivery of drugs to the body of a human or animal subject.  DDL is a diagnostic company, which means it is entirely focused on extracting molecules from the human or animal subject and analyzing it to make a diagnosis or to monitor the level of a particular molecule such as glucose. These are two independent businesses engaged in different activities, therefore there is no conflict of interest between the two and management does not see any conflicts arising from the allocation of 15% of DDL management time to overseeing the operations of Pharma. “

Revenue, page 34.

15.

Please revise your disclosure to briefly discuss the impact that the Exclusive Marketing Rights Agreement mentioned in Note 4 on page F-10) has had and will have on operations and liquidity. Include a discussion of your continuing performance obligations under the agreement.

We have included the following disclosure under the heading “Revenue” on page 38.

“In March 2014, we receive an upfront non-refundable cash payment of approximately $1.67 million in connection with an Exclusive Marketing Rights Agreement with an unrelated third party that provides the third party the exclusive right to market and promote the CGM and related patches under its own brand in the United Kingdom and the Republic of Ireland.  We have deferred this licensing revenue until we complete our continuing performance obligations, which include securing successful CE marking of the CGM patch, and we expect to record the revenue in income over an approximately 10 year term from the date CE marking approval is obtained.  Although the revenue is deferred at March 31, 2014, the cash payment became immediately available and will be used to fund our operations, including research and development costs associated with obtaining the CE marking approval.”

Liquidity and Capital Resources, page 35.

16.

Please expand your discussion to include the timing and cash requirements of your product development and how you intend to finance the milestones.

We have revised our disclosure as follows:

“Our cash position was $1,873,141 as of March 31 2014. The cash position is adequate for our current level of operations, however as the company plans to commence clinical studies and ramp up manufacturing starting in January 2015, management is taking active steps to raise additional funds to support our expansion. This may include a combination of debt, equity, and licensing fees. Several existing shareholders are positioned to be able to meet any interim shortfalls without jeopardizing continuity of operations, and the terms of such arrangement will be determined on a case-by-case basis.

There are no assurances that we will be able to raise additional capital as may be needed and meet our projections for operating expenses.   If we are unable to raise additional capital our liquidity will be materially adversely affected and we may be forced to cease or significantly delay our clinical trials.

We believe that the successful growth and operation of our business is dependent upon our ability to obtain adequate sources of debt or equity financing to pay for our operating expenses and to fund our long-term business strategy.”

Directors, Executive Officers, Promoters and Control Persons, page 37.

17.

We note your response to prior comment 9. It appears from information depicted on the website at www.nemaura.co.uk that your executive officers mentioned on pages 37 and 38 are officers of Nemaura Pharma, an entity that has the same address as you. Also, a “Continuous Glucose Monitoring Patch and device” depicted as in the pipeline on the website has completed the clinical stage of development and that entity has a “global option agreement with Global Pharma Co.” for the device. However, it does not appear from the disclosure in your filing that you have completed clinical testing for your CGM watch and you do not mention an agreement with Global Pharma. As another example, it appears from your website that Nemaura Pharma licensed a series of patents from the University of Bath relating to the internal standard concept for non-invasive glucose monitoring. However, there is no disclosure in your filing that you licensed a series of patents from the university. Ensure that the disclosure on pages 37 and 38 and throughout your filing is consistent with information on the website and that your disclosure accurately reflects your business. For example, consider adding risk factors to highlight the amount of time that your officers devote to you if they are officers of Nemaura Pharma. As another example, consider adding a risk factor to highlight the conflict of interests. Also, expand the disclosure in the Competition section to discuss, if applicable, that Nemaura Pharma is marketing a product that may compete with your product.

We have included disclosure in response to Comment 14 to explain the relationship between us and Pharma.  Since Pharma and Nemaura Medical are not in the same business, there are no conflicts of interests for which a risk factor is required and no competing products.  The officers will allocate no more than 15% of their time toward the management of Pharma. We have also included disclosure relating to the University of Bath Patent and Know-How License Agreement, which has been included in our “Description of Business” section.

The agreement with Global Pharma previously expired and is no longer relevant.  The website you have cited relates to Nemaura Pharma, the drug delivery company, that it was out of date and didn’t reflect the current status of the companies.  The new website for Nemaura Medical is www.nemauramedical.com.  Nemaura Pharma’s website has been updated accordingly.

Executive Compensation, page 40.

18.

We note your response to prior comment 10. Please ensure that you have updated the disclosure in this section for the fiscal year ended March 31, 2014. In this regard, the disclosure in the table of the salary in 2014 for Dr. Chowdhury does not appear to be consistent with the disclosure elsewhere on page 40 of his annual salary of $161,000 given he executed the employment agreement in November 2013. Also, disclosure in the table that Mr. Timol did not have any compensation appears to conflict with the disclosure in the first sentence on page 40 that at the present time Mr. Timol receives cash compensation for his services. We note that you included similar disclosure about Mr. Timol on page 39 of your Form S-1 filed on March 28, 2014.

We have revised the table to reflect the pro rata amount of Mr. Chowdhury’s annual salary for the period from November 2013 through March 31, 2014.  Mr.Timol does not have an employment agreement and has not received any compensation.

We have revised the disclosure relating to Mr. Timol to be consistent throughout.

19.

With a view toward disclosure in an appropriate section of your document, please tell us the amounts that your executive officers were paid by Nemaura Pharma and whether they will continue to receive payments from that entity.

We have revised our disclosure as follows:

“For the years ended March 31, 2014 and 2013, Nemaura Pharma paid Dr. Chowdhury $64,754 and $41,760 respectively.  These payments were solely for work that Dr. Chowdhury performed for Nemaura Pharma in his capacity as Manager.  These amounts have not been recharged to Nemaura Medical Inc. and are not included in our financial statements.”

Please refer to comment 14 for discussion of management’s plans with Dr. Chowdhury’s continuing involvement with Nemaura Pharma.  During the transition phase as discussed in comment 14, Dr. Chowdhury will be compensated by Nemaura Pharma only for the work performed specifically for Nemaura Pharma.

Certain Relationships and Related Transactions, page 41.

20.

Please clarify whether the employees, equipment and facilities that Pharma and NDM used for the activities related to the services and expenses mentioned in this section will be conducted by you. Will you need to duplicate the facilities of Nemaura Pharma or NDM in order to conduct your business?

We have revised our disclosure as follows:

Pharma and NDM are entities controlled by our majority shareholder, Dr. D.F. Chowdhury and our director, Mr. Bashir Timol.  Although these companies are affiliated by virtue of Mr. Chowdhury’s common share ownership, we, Pharma, and NDM will operate independently of each other.  The current laboratory facility will be split between Pharma and DDL, so each will have its own lease agreement and its own independent operating space and facility and equipment.  NDM does not have facilities as it is solely an IP holding company.

From inception of each of the new registered companies, Pharma invoiced DDL and TCL, for research and development services. In addition, certain operating expenses of DDL and TCL were incurred and paid by Pharma.  NDM  has not had an operational bank account, and all expenses relating to Intellectual Property Registration were incurred and paid through Pharma, with NDM acting as the legal entity to which the Intellectual Property was registered to hold the Intellectual Property independent of the operating companies. In accordance with the United States Securities and Exchange Commission (SEC) Staff Accounting Bulletin 55, these financial statements reflect all of the costs associated with the operations of DDL and TCL.  While certain costs incurred by Pharma and NDM are directly attributable to DDL and TCL, other costs were shared between the organizations. In situations where the costs were shared, expense has been allocated between Pharma and NDM, and DDL and TCL using a fixed percentage allocation. Management believes that the methodologies used are reasonable and that the costs allocated are not materially different from what they would have been in the event Pharma and NDM had been unaffiliated entities. DDL and TCL advanced Pharma certain amounts to cover a portion of the costs. The remaining amounts were contributed to the Company in the form of contributed services. There are no written agreements by and among us, Pharma and NDM concerning the transactions referenced above.

There will not be any further financial, facility related or management related recharges to DDL from Pharma after September 2014 once the facility and the lease have been separated into two operational entities, and two separate leases. DDL will be run as a completely independent entity with its own management and its own laboratory facilities. NDM remains an independent company, which other than being the assignor of certain of the patents to us, will no longer have any relevance to DDL.

21.

Please revise the disclosure in this section to clarify whether you have any written agreements with Pharma and NDM concerning the transactions mentioned in this section. If so, disclose the material terms of the agreements and file the agreements as exhibits.

There are no written agreements concerning the transaction mentioned in this section.  The only written agreements between the Company, Pharma and NMD are the assignment of patent agreements disclosed in response to Comment 11, which agreements have been filed as exhibits.

Exhibits and Financial Statement Schedules, page II-3.

22.

Please file as an exhibit the marketing rights agreement mentioned on page F-10.

We have filed the marketing rights agreement as an exhibit.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please, do not hesitate to contact me at (44) 1509 222910 should you have any questions.

Sincerely,

/s/ Dr. Dewan Fazlul Hoque Chowdhury

Dr. Dewan Fazlul Hoque Chowdhury

President and Chairman of the Board